Stephen A. Block

Stephen A. Block is a member of the Board of Directors of Senomyx, Inc., a public biotechnology company headquartered in La Jolla, California. He is the Chairman of the Corporate Governance and Nominating Committee and also serves on the Audit Committee. Mr. Block is also a director of three privately held companies, ChromaDex, Inc., (Chair of the Compensation Committee and member of the Audit Committee) Allylix, Inc. (member of the Compensation and Audit Committees) and Blue Pacific Flavors and Fragrances, Inc., of which he is Chairman of the Board.

Mr. Block is a member of the Tech Coast Angels, Southern California’s largest angel investing group. He is a Vice President and serves on the Executive Committee of the Orange County Network. He recently completed a two-year term as its representative to the TCA Board of Governors. Mr. Block is also a partner in Venture Farm, LLC, which provides early stage venture capital to entrepreneurs and works closely with them to help them grow and get larger VC funding. He is also a mentor to entrepreneurs, a speaker at many business conferences on angel and VC investing, and a judge of various business plan competitions, including those at the University of Southern California’s Marshall School of Business and the University of California at Irvine Paul Merage School of Business.

Mr. Block retired as the Senior Vice President, General Counsel and Secretary of International Flavors & Fragrances Inc. (“IFF”) in December 2003. He had served as IFF’s Chief Legal Officer since December 1992. In that capacity, he had global responsibility for all IFF legal, regulatory, environmental and public affairs matters, and has 39 years of broad corporate governance, legal, management and executive experience at Fortune 500 corporations and a major New York law firm. He also helped oversee the design and implementation of an SAP enterprise requirements planning system.

Mr. Block’s areas of executive, business and legal expertise include corporate governance, and securities, corporate, antitrust, product liability and regulatory law. In addition, he has had extensive experience negotiating and closing domestic and international mergers and acquisitions and joint ventures. At IFF he negotiated what was at the time the largest acquisition in the flavor and fragrance industry, joint ventures in China and Germany, an acquisition in France, and a number of debt financings and sales and leasebacks. Mr. Block has also drafted legislation, lobbied at both the state and federal levels, and testified before Congressional and state legislative committees concerning various government affairs issues.

Before joining IFF, Mr. Block served as Senior Vice President, General Counsel and Secretary of GAF Corporation and was also a member of the Board of Directors of both GAF and its then publicly owned subsidiary, International Specialty Products, Inc. At GAF he quarterbacked a 1989 leveraged buyout by management (with no third party partner) and a subsequent IPO, as well as continual debt financings and refinancings. His successful negotiation of the sale of a division of the Company was the lynchpin of GAF’s ability to pay down a significant portion of its LBO debt within a year following the LBO.

Mr. Block had previously worked for Celanese Corporation for 13 years and had begun his career as a litigation associate with the New York law firm of Stroock & Stroock & Lavan.

After his retirement, Mr. Block continued as IFF’s representative to, and as a member of, the Boards of Directors of the International Fragrance Association, the International Organization of the Flavor Industry, the United States Fragrance Materials Association and the Research Institute for Fragrance Materials, and the Board of Governors of the United States Flavor & Extract Manufacturers’ Association, of which he was President in 2004-2005. From 1984 through 1991, he served on the Board of Directors of the Synthetic Organic Chemical Manufacturers’ Association and, from 1987 to 1991, was Treasurer and Chairman of its Finance Committee. He has authored or co-authored articles that have appeared in the Fordham Urban Law Journal and in the National Law Journal, in addition to having taught Securities Regulation at Pace University Law School and lectured in continuing legal and business education programs.

Mr. Block holds a Juris Doctor degree from Harvard Law School and a Bachelor of Arts degree cum laude from Yale University, where he majored in Russian Studies. He resides with his wife, Evelyn, a psychologist, and two sons in Manhattan Beach, California. He is an avid reader with a passion for classical music, particularly opera.